SANDVIK

Our date
2004-11-08
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

04046313

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

RECEIVED
2004 NOV 22 P 12:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Interim report, third quarter 2004, dated 5 November 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson/Monica Westberg
Group Treasurer and VP Finance

dlw 11/30

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

SEC-brev 041101.doc

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

SANDVIK AB
Interim report, third quarter 2004

"Sandvik's growth in the third quarter was strong. Order intake rose by 26% at fixed exchange rates for comparable units and profit after net financial items rose by 43% to SEK 1,577 M. Higher sales volumes, improved capacity utilization and rationalization measures resulted in an increase in earnings for all business areas.

The business climate remained favorable and the Group further improved its market positions. Demand rose in Europe, in particular in Germany and Eastern Europe. There was an increase in activity in the NAFTA area. Sales rose in Asia/Australia and in South America and the activity in Africa remained favorable at a high level," says Sandvik's President and CEO Lars Pettersson.

Key Figures SEK M	**Q3 2004**	Q3 2003	Change %	**Q1-3 2004**	Q1-3 2003	Change %
Order intake	**13 770**	11 550	+19 [1)]	**42 320**	37 380	+13 [1)]
Invoiced sales	**13 570**	11 520	+18 [2)]	**40 230**	35 930	+12 [2)]
Operating profit	**1 771**	1 304	+36	**5 201**	4 162	+25
%	**13.1**	11.3		**12.9**	11.6	
Profit after financial items	**1 577**	1 103	+43	**4 671**	3 575	+31
%	**11.6**	9.6		**11.6**	10.0	
Net profit	**1 073**	788	+36	**3 216**	2 530	+27
%	**7.9**	6.8		**8.0**	7.0	
Earnings per share, SEK	**4.30**	3.15	+37	**13.80** [3)]	13.90 [3)]	-1
Return on equity, % [3)]	-	-		**15.8**	15.7	
Return on capital employed, % [3)]	-	-		**16.2** [4)]	15.3	

1) +26% and +17% respectively, at fixed exchange rates for comparable units.
2) +22% and +15% respectively, at fixed exchange rates for comparable units.
3) Most recent 12 months.
4) Excluding write down of goodwill etc., related to Precision Twist Drill Inc. in Q4 2003, the return was 17.8%.

Postal address	Public company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

Third quarter 2004

Sales (see appendix 2)


Order intake by quarter, SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04


Invoiced sales by quarter, SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04

Order intake amounted to SEK 13,770 M (11,550), an increase of 19% in total, or 26% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 3%. Growth was strong for all business areas. The increase at fixed exchange rates for comparable units for Sandvik Tooling was 20%, for Sandvik Mining and Construction 33% and for Sandvik Materials Technology 29%. Increased prices for raw materials affected order intake in Sandvik Materials Technology positively by about 7 percentage points.

Order intake – Development by market area

Market area	Order intake Q3 2004 SEK M	Change Q3 2003* %	Share %
Europe	6 127	15	45
NAFTA	2 769	35	20
South America	691	32	5
Africa/Middle East	876	7	6
Asia/Australia	3 307	56	24
Total	**13 770**	**26**	**100**

* at fixed exchange rates for comparable units.

Order intake was strong in all market areas. In Europe, demand continued to rise, with order intake increasing substantially in Germany and Eastern Europe. In the UK, Italy and France, however, the rate of increase was moderate. The sharp increase in NAFTA applied to all business areas, in particular Sandvik Mining and Construction. Sales in Asia/Australia were high and the market area accounted for 24% of the Group's total order intake. The development in China and Japan remained strong.

Activity remained high in most customer segments during the quarter. This applied to general engineering industry, the oil/gas and the process industries and construction and mining. Order intake from the electronics and consumer-related industries rose. Demand from the automotive industry was favorable in parts of Europe and in Asia and South America. In the US, the activity level was high in the heavy vehicle industry but remained low in the car industry. Within mining, the investment level and demand for consumables and service remained high. There was a rise in demand for materials handling equipment.

Invoicing amounted to SEK 13,570 M (11,520), up 18% in total and by 22% at fixed exchange rates for comparable units. Changed currency rates had a negative effect of 3%. The increase at fixed exchange rates for comparable units was 14% for Sandvik Tooling, 31% for Sandvik Mining and Construction and 25% for Sandvik Materials Technology. Raised raw material prices accounted for about 7 percentage points of the increase within Sandvik Materials Technology.

Earnings, cash flow and return in third quarter (see Appendix 1)


SEK M
Quarter
Operating Profit *
SEK M
Rolling
3 500
3 000
2 500
2 000
1 500
1 000
500
0
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
02
03
04
Quarter
Rolling 12 months

* incl. one off items Q4 2003


Return * (Rolling 12 months)
25%
20%
15%
10%
5%
0%
02
03
04
Return on capital employed
Return on equity

Operating profit increased by 36% to SEK 1,771 M (1,304). The operating margin was 13.1% (11.3) of invoicing. The earnings improvement was attributable to higher sales volumes and prices, increased capacity utilization and rationalization measures. Changed exchange rates affected earnings negatively by SEK 90 M.

The net financial expense was SEK 194 M (expense: 201). The net financial expense was affected negatively compared with the second quarter of this year due to the writedown of a financial receivable, higher average level of debt and rising USD interest rates.

Profit after net financial items increased by 43% to SEK 1,577 M, corresponding to 11.6% of invoicing.

Tax for the period amounted to SEK 447 M, or 28% of pretax earnings. **Net profit** rose by 36% to SEK 1,073 M (788). Earnings per share were SEK 4.30 (3.15) (11.20 for full-year 2003).

Cash flow from operations amounted to SEK 1,630 M (1,644). Working capital rose by SEK 139 M due to increased volumes and higher raw material prices. **Investments** amounted to SEK 502 M, of which company acquisitions accounted for SEK 13 M. Cash flow after investments was SEK 1,533 M (1,232).

Capital efficiency improved compared with the preceding year and working capital amounted to 31% (35) of invoicing.

Return on capital employed during the most recent 12 months was 16.2% (13.4 for full-year 2003). Excluding non-recurring expenses in the fourth quarter of 2003 (writedown of goodwill in PTD), ROCE was 17.8% (14.9 for full-year 2003). Return on equity was 15.8% (12.8). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 12,324 M (12,988). Liquid funds amounted to SEK 1,643 M (1,528) and loans to SEK 10,149 M (10,868).

The number of shares outstanding was 250,694,796. At 30 September 2004, equity per share was SEK 87.90 (84.30) and the equity/assets ratio 46% (45). The net debt/equity ratio was 0.5 (0.6).

The number of employees was 37,569 (36,930 at 31 December 2003), an increase for comparable units of 498 persons during the quarter. Of this increase, about 100 persons pertain to service-related personnel within Sandvik Mining and Construction, while the remainder are attributable to higher business volumes.

Key figures	Q1-3 2004	Q1-3 2003	Full-year 2003
No. of shares outstanding at end of period ('000)	**250 695**	250 012	250 013
Earnings per share, SEK*	**13.80**	13.90	11.20
After full dilution**	**13.60**	13.60	11.00
Return on capital employed, %	**16.2**	15.3	13.4
Return on shareholders equity, %	**15.8**	15.7	12.8
Net debt/equity ratio	**0.5**	0.6	0.5

* Most recent 12 months divided by average number of outstanding shares, 251,620,000 (250,074,000).

** Most recent 12 months. After full dilution of outstanding convertible programs, the average number of shares amounts to 254,817,000 (254,984,000).

Business areas – Third quarter 2004 (see appendix 2)

Sandvik Tooling

SEK M	Q3 2004	Q3 2003	Change %	Q1-3 2004	Q1-3 2003	Change %
Order intake	**4 668**	4 249	+20 *	**14 766**	13 673	+14 *
Invoiced sales	**4 745**	4 360	+14 *	**14 443**	13 602	+11 *
Operating profit	**971**	694	+40	**2 777**	2 185	+27
%	**20.5**	15.9	1)	**19.2**	16.1	1)
Return on capital employed **	**-**	-		**21.4**	19.6	

* at fixed exchange rates for comparable units.

** Most recent 12 months.

1) Positive one-off effects in Q3 2004 and Q3 2003 affected the margin by approximately 1 percentage points respectively.

Sandvik Tooling's order intake amounted to SEK 4,668 M (4,249), up 20% at fixed exchange rates for comparable units. The favorable organic growth is a result of strong activity levels in most customer segments, a strong product program and a high level of service. Growth was favorable in all markets, especially for cemented-carbide products. Demand in Europe remained high, particularly in Germany and Eastern Europe. The favorable development in the NAFTA area continued, with the Valenite product area noting an increased order intake. There was strong demand from South America, and developments in China and Japan were also highly satisfactory.

Invoicing amounted to SEK 4,745 M (4,360), an increase compared with the preceding year of 14% at fixed exchange rates for comparable units.

Operating profit rose 40% and amounted to SEK 971 M (694), or 20.5% of invoicing. The improvement was attributable primarily to higher volumes, a positive price trend and high capacity utilization. Earnings were also affected positively by a capital gain of SEK 110 M from the divestment of Walter's machine division. Other items of a non-recurring nature had a negative impact on earnings. Net, operating margin was affected positively by slightly more than 1 percentage point. The earnings trend for Valenite was positive, with a breakeven result for the third quarter. The business area's return on capital employed for the most recent 12 months increased to 21.4%. Adjusted for non-recurring costs in the fourth quarter of 2003, the return on capital employed was 25.8%.

The number of employees for comparable units during the quarter increased by 172 persons.

In August, Sandvik Tooling acquired Werner Schmitt PKD-Werkzeug, a German company that manufactures polycrystalline diamond hole machining tools. The company, which has sales of approximately SEK 80 M and about 80 employees, is included in the Walter product area and was consolidated from October 2004.

In September, an agreement was signed regarding the acquisition of the German engineering company DEPO. The company supplies complete solutions for production of dies and molds for cars, electronics, white goods and consumables of all kinds, such as packaging products and plastic bottles. DEPO

reported sales of approximately SEK 270 M in 2003 and is a market leader in Germany. The company has about 80 employees. Consolidation is expected to take place in 2005.

Sandvik Mining and Construction

SEK M	Q3 2004	Q3 2003	Change %	Q1-3 2004	Q1-3 2003	Change %
Order intake	**4 366**	3 467	+33 *	**12 878**	11 021	+21 *
Invoiced sales	**4 330**	3 411	+31 *	**12 102**	10 348	+20 *
Operating profit	**434**	360	+21	**1 208**	1 068	+13
%	**10.0**	10.5		**10.0**	10.3	
Return on capital employed**	-	-		**18.8**	17.8	

* at fixed exchange rates for comparable units.
** Most recent 12 months.

Sandvik Mining and Construction's order intake was SEK 4,366 M (3,467), an increase of 33% at fixed exchange rates for comparable units. The increase pertained primarily to machinery and project business, although growth for tools and service was also satisfactory. The business climate remained favorable, with high activity levels in all market areas in the mining and coal industry. Demand for raw materials was high and price levels for base and precious metals reached record levels. Activity within the civil engineering industry was favorable in Europe, NAFTA and China.

Several important orders were received for machinery and equipment for open pit and underground mining. The favorable growth for the business area is a result of a strong business climate and increased business with existing and new customers who place stringent demands on new, highly automated technology and a high level of service.

Invoicing increased by 31% at fixed exchange rates for comparable units and amounted to SEK 4,330 M (3,411).

Operating profit rose by 21% to SEK 434 M (360), or 10.0% of invoicing. The increase was due mainly to higher volumes. Earnings were affected negatively by currency effects. The minor decline in operating margin is attributable to a larger proportion of project business, which generally has a lower operating margin than the average for the business area. However, projects have a low level of tied-up capital, which results in a high return on capital employed. The business area's return on capital employed for the most recent 12 months rose to 18.8%.

During the quarter, the number of employees increased by 233 for comparable units.

Sandvik Materials Technology

SEK M	Q3 2004	Q3 2003	Change %	Q1-3 2004	Q1-3 2003	Change %
Order intake	**3 674**	2 914	+29 *	**11 428**	9 709	+20 *
Invoiced sales	**3 447**	2 821	+25 *	**10 475**	9 020	+19 *
Operating profit	**263**	130	+102	**879**	502	+75
%	**7.6**	4.7		**8.4**	5.6	
Return on capital employed	-	-		**9.7**	7.6	

* at fixed exchange rates for comparable units.
** Most recent 12 months.

Sandvik Materials Technology's order intake amounted to SEK 3,674 M (2,914), an increase compared with a year earlier of 29% at fixed exchange rates for comparable units. Invoicing amounted to SEK 3,447 M (2,821), an increase of 25% at fixed exchange rates for comparable units. Surcharges due to higher raw material prices affected order intake and invoicing positively by about 7 percentage points, which means that the actual increases were 22% and 18%, respectively.

Order intake rose in the NAFTA area, primarily for products to the oil/gas and general engineering industries. The trend in Europe and parts of Asia also remained positive. There was a rise in demand for

niche products to the oil/gas, automotive and electronics industries and for standard products to the general engineering industry. During the quarter, a major order was received for sorting equipment in Japan.

Operating profit rose by SEK 133 M to SEK 263 M (130), or 7.6% of invoicing. The decline compared with the first two quarters is due to normal seasonal variations. The improvement compared with a year earlier was due mainly to higher volumes and prices and to increased capacity utilization. Higher prices compensated for increased raw material costs. The return on capital employed for the most recent 12 months rose to 9.7%. The efficiency-enhancement program is progressing according to plan.

The number of employees increased during the quarter by 58 persons for comparable units.

First nine months of 2004

Order intake during the first nine months of 2004 amounted to SEK 42,320 M (37,380), which was an increase in total of 13% and of 17% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 40,230 M (35,930), an increase in total of 12% and of 15% at fixed exchange rates for comparable units.

Operating profit for the January-September period amounted to SEK 5,201 M (4,162), which was an increase of SEK 1,039 M, or 25%. The operating margin was 12.9% of invoicing. Changes in currency rates affected earnings negatively by about SEK 230 M.

The net financial expense was SEK 530M (expense: 587) and profit after net financial items was SEK 4,671 M (3,575), up 31%. The tax rate was 27% and net profit amounted to SEK 3,216 M (2,530).

Cash flow from operations was SEK 3,729 M (4,191). Group investments in fixed assets amounted to SEK 1,961 M (2,122). Company acquisitions amounted to SEK 112 M (95). After investments, acquisitions and divestments, the cash flow was SEK 2,189 M (2,377).

The number of employees amounted to 37,569 (36,930 at 31 December 2003), which was an increase of 885 persons for comparable units since the beginning of the year.

Parent Company

Parent Company invoicing was SEK 9,342 M (8,741) and operating profit SEK 716 M (768). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets amounted to SEK 7,118 M (3,110 at 31 December 2003). Parent Company investments in fixed assets amounted to SEK 546 M (686).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20. The same accounting and valuation principles were applied as in the most recent annual report.

Buy-back of shares

The authorization to repurchase the company's own shares was utilized during the quarter as a step towards reaching the Group's debt/equity target.

At 30 September 2004, Sandvik's holding of own shares (treasury stock) totaled 12,872,000, corresponding to 4,9% of the total number of shares (263,566,796) and the amount paid was SEK 2,949 M, corresponding to an average price paid of SEK 229 per share. During the quarter, 3,350,000 shares were repurchased at a purchase price of SEK 852 M.

Significant events

- In March, Sandvik Mining and Construction acquired 51% of the shares in the Brazilian company Manuseio de Granéis Sólidos S.A. (MGS), based in Sao Paulo. The acquisition is included in the Sandvik Materials Handling product area. MGS is a leading producer of overland conveyors in Brazil. Customers are major Brazilian mining companies, ports and other bulk materials handling companies. MGS reported annual sales in 2003 of approx. SEK 240 M, with 65 employees.

- On 31 August, the Walter AG product area divested its grinding machine operations to the Körber Schleifring Group. Sales amounted to EUR 76.5 M in 2003, with 388 employees.

- In August, Werner Schmitt PKD-Werkzeug, a German manufacturer of polycrystalline diamond hole machining tools, was acquired. The company, which has sales of approximately SEK 80 M and about 80 employees, is included in the Walter product area and was consolidated from October 2004.

- In September, Sandvik Tooling signed an agreement regarding the acquisition of DEPO, a German engineering company. In 2003, the company reported sales of approximately SEK 270 M and had about 80 employees. Consolidation of the company is expected to take place in 2005.

- Sandvik Mining and Construction will establish a manufacturing unit in China for the assembly of machines and equipment. The new facility is expected to become operational in 2005.

- Sandvik initiated negotiations in June with Accenture regarding outsourcing of administrative HR services in nine countries, including Sweden. The outsourcing forms part of the ongoing restructuring of the Group's human resources function. The purpose of the change is to bring about a global standard and transform the HR function into a partner that supports business operations.

- Sandvik AB signed a syndicated loan facility for EUR 1,000 M on 18 June. The facility will be applied in the company's ongoing operations.

- **Peter Larson**, Executive Vice President of Sandvik AB and CFO, Chief Financial Officer, left his position as CFO on 1 November 2004. In his role as Executive Vice President, Peter is responsible for business development and IT.

- **Per Nordberg**, has been appointed Executive Vice President and CFO effective 1 November 2004. Per (48) holds an MBA and is the former CFO of OMX AB.

Sandviken, 5 November 2004

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:
1. Group summary
2. Invoicing and operating profit

The interim report for the third quarter of 2004 is unaudited. The next interim report will be published on 9 February 2005 covering the full year of operations in 2004.

For additional information, please call +46 (0)26-26 10 01.

A combined presentation and telephone conference will be held at Operaterrassen in Stockholm on 5 November at 11.00 a.m. For further information visit www.sandvik.com

Sandvik AB
SE-811 81 Sandviken
+46 (0)26-26 00 00
www.sandvik.com
Corp. reg. no: 556000-3468

Consolidated Financial Information, SEK M

Income statement	Q3 2004	Q3 2003	Q1-3 2004	Q1-3 2003
Invoiced sales	**13 570**	11 520	**40 230**	35 930
Cost of goods sold	**-9 270**	-7 989	**-27 314**	-24 695
Gross profit	**4 300**	3 531	**12 916**	11 235
Selling and administrative expenses	**-2 637**	-2 270	**-7 960**	-7 189
Other operating income and expenses, net	**108**	+43	**245**	+116
Operating profit	**1 771**	1 304	**5 201**	4 162
% of invoicing	**13.1**	11.3	**12.9**	11.6
Financial income and expenses, net	**-194**	-201	**-530**	-587
Profit after financial items	**1 577**	1 103	**4 671**	3 575
% of invoicing	**11.6**	9.6	**11.6**	9.9
Taxes	**-447**	-276	**-1 264**	-906
Minority interest	**-57**	-39	**-191**	-139
Net profit	**1 073**	788	**3 216**	2 530
% of invoicing	**7.9**	6.8	**8.0**	7.0
Earnings per share before dilution, SEK	**4.30**	3.15	**12.80**	10.10
Earnings per share after full dilution, SEK	**4.30**	3.10	**12.70**	9.90
Average no. of shares ('000)	**252 370**	250 012	**252 156**	250 012
Average no. of shares after full dilution ('000)	**252 420**	254 921	**253 949**	254 921

Cash flow statement	Q3 2004	Q3 2003	Q1-3 2004	Q1-3 2003
Profit after financial items	**+1 577**	+1 103	**+4 671**	+3 575
Items not affecting cash-flow etc.	**-429**	-147	**-540**	-261
Reversal of depreciation	**+744**	+665	**+2 119**	+2 016
Taxes paid	**-123**	-282	**-894**	-1 300
Change in inventories	**-316**	+223	**-1 426**	-335
Change in operating receivables and liabilities	**+177**	+82	**-201**	+496
Cash flow from operations	**+1 630**	+1 644	**+3 729**	+4 191
Investments, acquisitions and divestments	**-97**	-412	**-1 540**	-1 814
Change in short-term loans	**-712**	-1 497	**+1 310**	-2 390
Change in long-term loans	**-123**	-40	**-90**	+2 109
Buy-back of own shares	**-852**	-	**-1 060**	-
New issue of shares*	**-**	-	**+117**	-
Dividends paid	**-**	-1	**-2 799**	-2 659
Net cash flow	**-154**	-306	**-333**	-563
Liquid funds at beginning of period	**1 804**	1 862	**1 972**	2 175
Exchange-rate differences in liquid funds	**-7**	-28	**+4**	-84
Liquid funds at end of period	**1 643**	1 528	**1 643**	1 528

* New issue as a result of outstanding options program.

Balance sheet	30 Sept. 2004	Full-year 2003
Fixed assets	**22 482**	22 352
Inventories	**13 393**	12 147
Current receivables	**12 785**	11 926
Liquid assets	**1 643**	1 972
Total assets	**50 303**	48 397
Shareholders' equity	**22 040**	21 440
Minority interests	**958**	846
Interest-bearing provisions and liabilities	**13 967**	14 100
Non-interest-bearing provisions and liabilities	**13 338**	12 011
Total provisions, liabilities and shareholders' equity	**50 303**	48 397

Change in shareholders' equity	Q1-3 2004	Q1-3 2003
Opening equity as shown in approved balance sheet	**21 440**	23 205
Effect of change in accounting principles	**-**	-1 053
Opening equity adjusted to new accounting principles	**21 440**	22 152
Translation differences due to changed currency rates	**20**	-1 101
Dividends to shareholders	**-2 640**	-2 500
Buy-back of own shares	**-1 060**	-
New issue of shares*	**1 064**	-
Net profit of the period	**3 216**	2 530
Closing balance	**22 040**	21 081

* Conversion of loans and new issues as a result of outstanding options program.

Invoicing by market area **SEK M**	Q3 2003	Q1-3 2003	Full-year 2003	Q1 2004	Q2 2004	**Q3** **2004**	**Q1-3** **2004**	Change %	 % [1]
Europe	5 389	17 376	23 402	6 440	6 670	**6 056**	**19 166**	+10	+11
NAFTA	2 563	7 856	10 270	2 533	2 781	**2 697**	**8 011**	+2	+17
South America	473	1 497	2 034	490	671	**804**	**1 965**	+31	+26
Africa/Middle East	787	2 234	3 159	697	935	**894**	**2 526**	+13	+10
Asia/Australia	2 308	6 967	9 945	2 520	2 923	**3 119**	**8 562**	+23	+25
Group total	11 520	35 930	48 810	12 680	13 980	**13 570**	**40 230**	+12	+16

Order intake by business area **SEK M**									
Svk Tooling	4 249	13 673	18 187	5 014	5 084	**4 668**	**14 766**	+8	+14
Svk Mining and Construction	3 467	11 021	14 888	4 150	4 362	**4 366**	**12 878**	+17	+21
Svk Materials Technology	2 914	9 709	12 790	3 911	3 843	**3 674**	**11 428**	+18	+20
Seco Tools [2]	921	2 957	3 930	1 082	1 102	**1 066**	**3 250**	+10	+13
Group activities	-1	20	35	3	-1	**-4**	**-2**	/	/
Group total	11 550	37 380	49 830	14 160	14 390	**13 770**	**42 320**	+13	+17

Invoices sales by business area **SEK M**									
Svk Tooling	4 360	13 602	18 090	4 701	4 997	**4 745**	**14 443**	+6	+11
Svk Mining and Construction	3 411	10 348	14 299	3 537	4 235	**4 330**	**12 102**	+17	+20
Svk Materials Technology	2 821	9 020	12 467	3 373	3 654	**3 447**	**10 475**	+16	+19
Seco Tools [2]	920	2 924	3 902	1 057	1 094	**1 040**	**3 190**	+9	+12
Group activities	8	36	52	12	0	**8**	**20**		/
Group total	11 520	35 930	48 810	12 680	13 980	**13 570**	**40 230**	+12	+15

Operating profit by business area **SEK M**							
Svk Tooling	694	2 185	2 286	859	947	**971**	**2 777**
Svk Mining and Construction	360	1 068	1 444	324	450	**434**	**1 208**
Svk Materials Technology	130	502	750	302	314	**263**	**879**
Seco Tools [2]	134	513	677	191	229	**175**	**595**
Group activities	-14	-106	-190	-96	-90	**-72**	**-258**
Group total	1 304	4 162	4 967	1 580	1 850	**1 771**	**5 201**

Operating profit by business area **% of invoicing**							
Svk Tooling	15.9	16.1	12.6	18.3	19.0	**20.5**	**19.2**
Svk Mining and Construction	10.5	10.3	10.1	9.2	10.6	**10.0**	**10.0**
Svk Materials Technology	4.7	5.6	6.0	9.0	8.6	**7.6**	**8.4**
Seco Tools [2]	14.6	17.5	17.4	18.0	21.0	**16.8**	**18.7**
Group total	11.3	11.6	10.2	12.5	13.2	**13.1**	**12.9**

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.